Securities and Exchange Commission
Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer
Pursuant To Rule 13a-16 Or 15d-16
Of The
Securities Exchange Act of 1934

For the month of APRIL 2025	Commission File Number 1-11854
NATUZZI S.p.A.
(Translation of registrant’s name into English)
Via Iazzitiello 47 70029 Santeramo, Italy
(Address of principal office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ⊠ Form 40-F □

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes □ No ⊠

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

1

2024 – Full Year and Fourth Quarter Results

FULL YEAR 2024: HIGHLIGHTS

▪
Total net sales were €318.8 million, compared to €328.6 million in 2023 (-3.0%).
▪
Branded sales were €287.9 million, compared to €295.9 million in 2023 and €295.9 million in 2019. Branded sales were 92.7% of total sales, compared to 92.5% in 2023 and 80.2% in 2019.
▪
DOS sales were €76.1 million, up 4.1% from 2023 and up 18.2% from 2019.
2024 growth was driven mainly by a 14.6% sales increase from our DOS in the U.S. In the U.S. we opened 1 additional store in Denver. In 2024, we closed 2 non-performing Natuzzi Italia stores, 1 in Spain and 1 in Switzerland, and 1 Divani&Divani by Natuzzi store in Italy, as part of our ongoing effort to progressively improve the quality of our retail.
▪
As part of our transformation, in 2024, we accelerated our restructuring which affected P&L results with (€5.3) million of one-off severance costs:
-
(€4.5) million accrued in Cost of Sales;
-
(€0.8) million accrued in Selling and Administrative expenses.
▪
In 2024, 638 persons exited our group, of which 331 related to the planned closure of our Shanghai factory. These exits were partially offset by hires in strategic areas such as retail, marketing and merchandising. From 2021 to December 2024, we had a net reduction of 1,141 Persons, equivalent to a ~26% of total.
▪
In 2024, gross margin was 36.3%, improving 2 pp from 34.3% in 2023. Gross margin was 29.7% in 2019. Excluding (€4.5) million of one-off severance costs, gross margin would have been 37.7%, which compares to 36.3% in 2023 and 31.0% in 2019.
▪
In 2024, we had an operating loss of (€6.3) million, compared to an operating loss of (€9.5) million in 2023 and an operating loss of (€22.5) million in 2019. Excluding (€5.3) million of one-off severance costs in 2024, we would have reported an operating loss of (€1.0) million, which compares to an operating loss of (€2.0) million in 2023 and to an operating loss of (€16.9) million in 2019.
▪
Net finance costs were (€8.8) million, compared to (€8.5) million in 2023 and (€9.9) million in 2019, mainly due to additional €0.7 million of interest expenses on lease liabilities as we increased the average number of DOS in 2024 compared to 2023.
▪
During 2024, we invested €7.1 million, primarily to upgrade our Italian factories and for the DOS located in the U.S. and Italy.
▪
We continue the divestment program of non-strategic assets we announced:
-
We completed the sale of the building located in High Point, NC, to a company owned by the majority shareholder and received the final

2024 Full Year and Fourth Quarter Results - page 1

payment of $8.3 million in March 2025, therefore not yet reflected in 2024 consolidated cash flow statement.
-
we are progressing in the sale of a land in Romania. The Group expects to complete this transaction in 2025.
▪
As of December 31, 2024, we held €20.3 million in cash, from €33.6 million as of December 31, 2023. In particular, the difference in cash is determined as follows:
-
Net cash provided by operating activities equal to €1.7 million, which includes the impact of (€10.7) million used to reduce workforce;
-
Net cash used in investing activities (€4.3) million;
-
Net cash used in financing activities (€12.8) million;
-
Effect of movements exchange rates on cash +€0.8 million;
-
Difference in bank-overdraft repayable on demand +€1.3 million.

4Q 2024: Highlights

▪
Total net sales amounted to €74.9 million, down 10.9% from €84.1 million in 4Q 2023, also as a consequence of the planned changes implemented on the industrial front that took place during the last quarter. This included the closure of the Shanghai plant whose production for the local market has been transferred to the new facility in Quanjiao; the Shanghai plant was no longer strategic for Natuzzi Editions production for the US market. In 4Q 2024 we also relocated Natuzzi Editions production for the North American market to our European sites. These changes anticipated the introduction of new US import duties and are now proving coherent with the evolving trade framework.
▪
As of December 31, 2024, the order backlog increased by €6.4 million compared to September 30, 2024, due to the aforementioned changes on the industrial front.
▪
In 4Q 2024, gross margin was 38.1%, compared to 30.1% in 4Q 2023 and 31.9% in 4Q 2019. Excluding (€0.4) million of one-off severance costs, gross margin would have been 38.6%. This compares to 36.2% in 4Q 2023 and 34.6% in 4Q 2019.
▪
In 4Q 2024, we had an operating loss of (€2.6) million, compared to a loss of (€7.3) million in 4Q 2023 and a loss of (€3.0) million in 4Q 2019.
▪
Net finance costs were (€1.4) million, compared to net finance costs of (€2.8) million in 4Q 2023 and (€2.2) million in 4Q 2019.
▪
During 4Q 2024, we invested €1.7 million, primarily to upgrade our Italian factories and for the DOS located in the U.S. and Italy.

2024 Full Year and Fourth Quarter Results - page 2

Santeramo in Colle (BA), April 23, 2025 – Natuzzi S.p.A. (NYSE: NTZ) (“we”, “Natuzzi” or the “Company” and, together with its subsidiaries, the “Group”), one of the most renowned brands in the production and distribution of design and luxury furniture, today reported its unaudited financial information for the fourth quarter and full year ended December 31, 2024.

Pasquale Natuzzi, Executive Chairman of the Group, commented: “2024 — a year that marked the 66th anniversary of our Group — was characterized by a still challenging and volatile market environment. Throughout the year, we remained firmly focused on advancing our brand and retail transformation journey.

We have made significant progress in retail management, covering both directly operated and franchised stores, as well as our reimagined galleries. We finalized a customer experience model designed to ensure a compelling and commercially effective presentation of our collections. We are now able to manage our retail operations with agility, making fast, data-driven decisions across key areas such as merchandising and team management. What once took weeks can now be analyzed and diagnosed at the store level in a matter of hours, thanks to automation and improved analytics.

At the same time, our marketing has taken important steps to enhance customer engagement in a more targeted and measurable way—another milestone in Natuzzi’s transformation into a truly customer-centric organization.

The Natuzzi Italia collections we presented during 2024 have already become an architectural reference that blends aesthetics with functionality in a truly Natuzzi way. This is the case with the 2024 ‘Uragano’ table project, entirely designed by our Natuzzi Design Center, which won the MUSE Creative Award. It is also the case with the ‘Mirai’ collection, designed in collaboration with Andrea Steidl, which has received several global design awards, including the European Product Design Award, Elle Decor China’s Best of 2024, the Archiproducts Award and the Good Design Award, one of the oldest and most prestigious design awards in the world, established in 1950 in Chicago and founded by Edgar Kaufmann Jr., curator of the Museum of Modern Art (MoMA) in New York.

Each of our collections, including those just presented at the Milan Design Week 2025, is designed to offer the full versatility of a project, allowing customization of sofas in terms of shape, colors, and coverings. This makes us an ideal partner for developing total living solutions for individual homes as well as large-scale residential projects.

As in 2024, our collaborations with top design talents have continued into 2025, including a renewed partnership with Karim Rashid — the eclectic, Egyptian-born artist based in New York. Rashid collaborated with us in 2024 on the ‘Memoria’ project, which will be extended this year into a new bedroom collection.

2024 Full Year and Fourth Quarter Results - page 3

Andrea Steidl, one of the most promising upcoming Italian design talents, who collaborated with us in 2024 on the ‘Mirai’ collection, designed a revolutionary project aimed at re-imagining the living space.

Mauro Lipparini, one of the most authoritative voices in the Italian architectural scene and a long-time collaborator of Natuzzi, has worked to strengthen our dining and living collections.

Lastly, Marcantonio Malerba, a designer and artist known for merging art, design, and nature into functional yet sculptural pieces, has contributed to the development of a project with great artistic sensitivity.

The launch of Natuzzi Harmony Residence marked a key milestone in our strategic journey, confirming both its relevance and growth potential. It also signaled our entry into the contract segment—an area poised to become an increasingly important part of our overall business.

We remain committed to investing in product innovation, digital transformation, and operational excellence. Looking ahead, we are confident in the long-term potential of our strategic vision. We thank our team, partners, customers, and investors for their continued support and trust—as we work together to build a strong foundation for Natuzzi’s future success”.

Antonio Achille, CEO of the Group, commented: “In 2024, we continued to invest in the Group’s future, confident in its long-term potential. Our disciplined management approach is reflected in the improvement in margins: in 2024, gross margin was 36.3%, improving 2 pp from 34.3% in 2023, and from 29.7% in 2019. Excluding €4.5 million in non-recurring severance costs, our 2024 gross margin would have reached 37.7%, up from 36.3% in 2023 and well above the 31.0% recorded in 2019. Notably, in the fourth quarter of 2024, gross margin would have been 38.6% of revenues, excluding workforce reduction costs.

A key driver of these results has been the ongoing streamlining of our organizational structure, with a focus on cost optimization across factories and offices, in Italy and internationally. In 2024, 638 employees exited the Group, partially offset by strategic hires in retail, advertising, and merchandising. These reductions mainly involved factory workers in China, and Italy, as well as employees at the Group level. Since the beginning of 2021, we have achieved a net reduction of 1,141 positions—representing a 26% decrease. This workforce rebalancing is part of our broader strategy to transition Natuzzi from a volume-driven to a value-driven organization.

2024 Full Year and Fourth Quarter Results - page 4

The commercial model we have been developing is proving highly effective — it now integrates design, merchandising, retail, and commercial execution into a single, data-driven platform that provides execution guidelines for all our DTC channels: DOS, FOS, and Galleries.

Our focus is now on scaling up our business. Future growth will benefit from the increased efficiency of our operating platform - this is the value creation equation we are working hard on.

The new trade tariffs introduced by the U.S. Administration represent a challenge for the entire industry and for a company like ours, with a long-standing commercial relationship with the U.S. market.

The changes we made in the last quarter of 2024 to our industrial allocation — dedicating the Quanjiao production to the local market and transferring Natuzzi Editions production for the US market from China to our European sites — anticipated the introduction of new US import duties and are now proving coherent with the evolving trade framework.

Thanks to our global manufacturing platform, we are well-positioned to respond with flexibility to potential further changes. In addition to Italy—where we primarily produce our high-end branded collections—we operate manufacturing facilities in Romania (with a surface of over 1 million square feet), China, Vietnam, and Brazil. This diversified footprint enables us to navigate the evolving tariff context by evaluating alternative solutions that take into account tariffs, production costs, and local expertise — with the goal of mitigating the impact of geopolitical tensions on our clients and partners.

*****

2024 FULL YEAR

CONSOLIDATED REVENUE

Consolidated revenue for 2024 amounted to €318.8 million, compared to €328.6 million in 2023. 2024 performance was impacted by ongoing macroeconomic, geopolitical, and industry-specific challenges, which continued to dampen consumer spending capacity and delay purchases of durable goods. This led to a lower-than-expected order intake in the second half of the year, which adversely impacted invoiced sales, particularly in the fourth quarter of 2024.

Excluding “other sales” of €8.3 million, 2024 invoiced sales from upholstered and other home furnishings products amounted to €310.5 million, compared to €319.8 million in 2023.

2024 Full Year and Fourth Quarter Results - page 5

Revenues from upholstered and other home furnishings products are hereafter described according to the main dimensions of the Group’s business:

•
A: Branded/Unbranded Business
•
B: Key Markets
•
C: Distribution
A.
Branded/Unbranded business

The Group operates in the branded business (with Natuzzi Italia, Natuzzi Editions and Divani&Divani by Natuzzi) and unbranded business, the latter with collections dedicated to large-scale distribution.

A1. Branded business. Within the branded business, Natuzzi is pursuing a dual-brand strategy:

i)
Natuzzi Italia, our luxury furniture brand, offers products entirely designed and manufactured in Italy and targets an affluent and more sophisticated global consumer with a highly inspirational collection that is largely the same across all our global stores to best represent our Brand. Natuzzi Italia products are almost exclusively sold in mono-brand stores (directly operated or franchises).
ii)
Natuzzi Editions, our contemporary collection, offers products entirely designed in Italy and produced in different plants strategically located to best serve individual markets (mainly China, Romania and Brazil). Natuzzi Editions products are distributed in Italy under the brand “Divani&Divani by Natuzzi”, which is manufactured in Italy to shorten the lead time to serve the Italian market where the brand is distributed. The store merchandising of Natuzzi Editions, starting from a common collection, is tailored to best fit the opportunities of each market. The Natuzzi Editions products are sold primarily through galleries and selected mono-brand franchise stores.

In 2024, Natuzzi’s branded invoiced sales amounted to €287.9 million, compared to €295.9 million in 2023.

The following is the contribution of each Brand in terms of invoiced sales for 2024:

─
Natuzzi Italia invoiced sales amounted to €120.5 million, compared to €119.3 million in 2023.
─
Natuzzi Editions invoiced sales (including invoiced sales from “Divani&Divani by Natuzzi”) amounted to €167.4 million, compared to €176.6 million in 2023.

2024 Full Year and Fourth Quarter Results - page 6

Specifically, Natuzzi Editions invoiced sales were €133.3 million, compared to €143.3 million in 2023. Invoiced sales for Divani&Divani by Natuzzi were €34.1 million, compared to €33.3 million in 2023.

The decrease in invoiced sales for Natuzzi Editions, almost entirely concentrated in 4Q 2024, partly reflects the industrial reorganization carried out during the quarter. This included the closure of the Shanghai plant, executed in parallel with the ramp-up of our new facility in Quanjiao, as well as the relocation of Natuzzi Editions production for the North American market to the Group’s European sites.

A2. Unbranded business. Invoiced sales from our unbranded business amounted to €22.6 million, compared to €23.9 million in 2023. The Company’s strategy is to focus on selected large accounts and serve them with a more efficient go-to-market model.

B.
Key Markets

Below is a breakdown of upholstery and home-furnishings invoiced sales for 2024, compared to 2023, according to the following geographic areas.

	2024	2023	Delta €	Delta %
North America	98.2	95.4	2.8	3.0%
Greater China	22.7	26.5	(3.8)	(14.6%)
West & South Europe	100.9	104.7	(3.8)	(3.6%)
Emerging Markets	43.8	46.1	(2.3)	(4.8%)
Rest of the World*	44.9	47.1	(2.2)	(4.7%)
Total	310.5	319.8	(9.3)	(2.9%)

Figures in €/million, except percentage.

*Include South and Central America, Rest of APAC.

In North America, the sales increase is primarily driven by the extension of the Natuzzi Italia DOS network in the U.S., which more than counterbalanced the decrease in Natuzzi Editions sales.

In Greater China, the majority of the revenue decline is attributed to Natuzzi Editions, partially reflecting the industrial reorganization undertaken during the fourth quarter of 2024. This included the closure of the Shanghai plant, which was executed in parallel with the ramp-up of our new facility in Quanjiao. This restructuring of our Asian operations initially led to temporary production imbalances, resulting in lower invoiced sales in China, particularly in the fourth quarter. Management is now focused on ramping up capacity in China to properly support the local market.

2024 Full Year and Fourth Quarter Results - page 7

C.
Distribution

During 2024, the Group distributed its branded collections in 107 countries, according to the following table.

	Direct Retail	FOS	Total retail stores (Dec. 31, 2024)
North America	22(1)	10	32
West & South Europe	30	100	130
Greater China	16(2)	282	298
Emerging Markets	─	77	77
Rest of the World	4	89	93
Total	72	558	630

(1) Included 3 DOS in the U.S. managed in joint venture with a local partner. As the Natuzzi Group does not exert full control in each of these DOS, we consolidate only the sell-in from such DOS.

(2) All directly operated by our joint venture in China. As the Natuzzi Group owns a 49% stake in the joint venture and does not control it, we consolidate only the sell-in from such DOS.

FOS = Franchise stores managed by independent partners.

The Group also sells its branded products by means of 650 galleries (including 4 Natuzzi Italia and 9 Natuzzi Editions ‘Concessions’, i.e., store-in-store points of sale directly managed by the Mexican subsidiary of the Group).

During 2024, the Group's invoiced sales from DOS (Directly Operated Stores) and Concessions operated by the Group, were €76.1 million, up 4.1% compared to 2023. This growth was primarily driven by the 14.6% increase in sales from our US-based DOS, thanks to the gradual ramping up of the DOS opened during the second half of 2023 (San Diego, Manhasset, Houston, Atlanta) and in 2024 (Denver).

In 2024 we also closed 2 non-performing Natuzzi Italia stores, 1 in Zurich, Switzerland, and 1 in Madrid, Spain, as well as 1 Divani&Divani by Natuzzi store in the Milan area, Italy.

During 2024, invoiced sales from franchise stores (FOS) amounted to €125.0 million, compared to €132.0 million in 2023, mainly due to the decrease in Natuzzi Editions delivered sales as explained above.

We continue executing our strategy to evolve into a Brand/Retailer and improve the quality of our distribution network. The weight of the invoiced sales generated by the retail network (DOS, Concessions and FOS) on total upholstered and home furnishings business in 2024 was 64.8% compared to 64.1% in 2023 and compared to 46.1% in 2019.

The Group also sells its products through the wholesale channel, consisting primarily of Natuzzi-branded galleries in multi-brand stores, as well as mass distributors selling mainly

2024 Full Year and Fourth Quarter Results - page 8

unbranded products. During 2024, invoiced sales from the wholesale channel amounted to €109.4 million, compared to €114.7 million in 2023.

GROSS MARGIN

In 2024, Gross margin was 36.3%, which compares to 34.3% in 2023 and 29.7% in 2019, mainly due to a better brand and channel mix, a more efficient consumption of raw materials, and despite the decreased revenue compared to 2023.

Net of the (€4.5) million related to one-off severance costs included in cost of sales, gross margin for 2024 would have been 37.7%. This would compare to 36.3% in 2023 and 31.0% in 2019, when we accounted for, respectively, (€6.3) million and (€5.1) million of severance costs.

During 2024, consumption of raw materials was (36.0%) of revenue, improving from (37.1%) in 2023.

During 2024, industrial labor cost was (€69.8) million, or (21.9%) of revenue, compared to (€72.9) million, or (22.2%) of revenue, in 2023. Labor cost includes (€4.5) million in one-off severance-related expenses, primarily in China and Italy, reflecting our ongoing efforts to optimize workforce levels across the Group's facilities. In 2023, severance costs included in the cost of labor were €6.3 million.

In 2024, we experienced labor costs increase in Romania, as part of the Government plan to increase the minimum wage, then in Italy, due to the renegotiation of national collective bargaining agreements, and in China, following a government saving program (compulsory also for employers) aimed at helping employees afford housing.

OPERATING EXPENSES

During 2024, operating expenses, which includes selling expenses, administrative expenses, other operating income/expenses, and the impairment of trade receivables, totaled (€122.0) million, or (38.3%) of revenue, compared to (€122.4) million, or (37.2%) of revenue in 2023.

Lower invoiced sales in the period resulted in a less efficient absorption of fixed costs.

In 2024, selling and administrative expenses were affected by additional €1.5 million of fixed costs compared to 2023, mainly related to the extension of the DOS network as well as closure of non-performing stores.

During 2024, we accrued (€0.8) million, to reduce the number of employees in Italy and in some of the Group’s subsidiaries.

2024 Full Year and Fourth Quarter Results - page 9

During 2024, transportation costs as a percentage of revenue decreased to (7.8%) from (8.0%) in 2023. However, in 4Q 2024, they rose to (7.7%) from (7.2%) in 4Q 2023, primarily due to the Suez Canal crisis, which required rerouting shipments from China and Vietnam. To counter this inflationary pressure, the Company has implemented freight surcharges starting in August 2024, included in Revenue.

Selling expenses also include impairment losses for non-financial assets related to our retail operations principally in Europe, for a total of (€0.4) million, accounted for in the fourth quarter of 2024.

Lastly, within “Other income”, in 2023 we benefitted from €2.2 million of extraordinary income mainly related to freight surcharges. In 2024, the benefits of similar extraordinary income were not significant.

NET FINANCE INCOME/(COSTS)

During 2024, the Company accounted for a total of (€8.8) million of Net Finance costs, compared to a total of (€8.5) million of Net Finance costs in 2023, mainly due to additional €0.7 million of interest expenses on lease liabilities (within “Finance costs”), as we increased the average number of DOS in 2024 compared to 2023.

2024 FOURTH QUARTER: KEY RESULTS

During 4Q 2024, the Company reported the following results:

─
Total revenue of €74.9 million, compared to €84.1 million in 4Q 2023. The €9.2 million difference in invoiced sales relates to a €9.6 million decrease in Natuzzi Editions, mainly in North America and China, partly reflecting the industrial reorganization carried out during the quarter. This included the closure of the Shanghai plant, executed in parallel with the ramp-up of our new facility in Quanjiao, as well as the relocation of Natuzzi Editions production for the North American market to European sites.
─
We had a gross margin of 38.1% which compares to 30.1% in 4Q 2023 and 31.9% in 4Q 2019. Excluding (€0.4) million of one-off severance-related costs to reduce workforce mainly at our Italian and Chinese factories, 4Q 2024 gross margin would have been 38.6%, which compares to 36.2% in 4Q 2023 and to 34.6% in 4Q 2019.
─
Operating expenses, which include selling expenses, administrative expenses, other operating income/expenses, and the impairment of trade receivables, totaled (€31.2) million, or (41.6%) of revenue, compared to (€32.6) million, or (38.8%) of revenue in 4Q

2024 Full Year and Fourth Quarter Results - page 10

2023. Lower invoiced sales in the period resulted in a less efficient absorption of fixed costs, notwithstanding the reduction in Euro terms.
─
Depreciation and amortization, which include also the depreciation charge of right-of-use assets related to the operating leases and accounted for in the cost of sales, selling and administrative expenses, amounted to €5.6 million in 4Q 2024, compared to €5.8 million in 4Q 2023 and €7.4 million in 4Q 2019.
─
In 4Q 2024 operating loss was (€2.6) million, which compares to a loss of (€7.3) million in 4Q 2023, and a loss of (€3.0) million in 4Q 2019. Net of the (€0.5) million of one-off severance costs, 4Q 2024 would have reported an operating loss of (€2.1) million.
─
Total Net Finance costs were (€1.4) million, compared to total Net Finance costs of (€2.8) million in 4Q 2023, as a result of: a €0.3 million increase in finance costs mainly due to interests on lease contracts and third-party financing, and a €1.7 million positive difference from net currency movements, mainly on trade payables and receivables.
─
We had a loss after tax for the period of (€3.9) million, primarily driven by the factors outlined above. This compares to a loss after tax of (€9.8) million in 4Q 2023 and to a loss after tax of (€6.9) million in 4Q 2019.

CASH FLOW AND BALANCE SHEET

As of December 31, 2024, we held €20.3 million in cash, from €33.6 million as of December 31, 2023, representing a decrease of €13.3 million.

The difference in cash is determined as follows:

─
Net cash provided by operating activities €1.7 million. Of this, (€10.7) million to reduce workforce;
─
Net cash used in investing in activities (€4.3) million;
─
Net cash used in financing activities (€12.8) million;
─
Effect of movements exchange rates on cash +€0.8 million;
─
Net cash from increased bank-overdraft repayable on demand +€1.3 million.

As of December 31, 2024, we had a net financial position before lease liabilities (cash and cash equivalents minus long-term borrowings minus bank overdraft and short-term borrowings minus current portion of long-term borrowings) of (€21.7) million, compared to (€6.6) million as of December 31, 2023, indicating a deterioration of €15.1 million in the period.

2024 Full Year and Fourth Quarter Results - page 11

Natuzzi S.p.A. and Subsidiaries
Unaudited consolidated statement of profit or loss for the fourth quarter of 2024 and 2023 on the basis of IFRS-IAS (expressed in millions Euro, except as otherwise indicated)

	Fourth quarter ended on		Change	Percentage of revenue
	31-Dec-24	31-Dec-23%		31-Dec-24	31-Dec-23
Revenue	74.9	84.1	-10.9%	100.0%	100.0%
Cost of Sales	(46.4)	(58.8)	-21.0%	-61.9%	-69.9%
Gross profit	28.5	25.4	12.5%	38.1%	30.1%
Other income	1.0	1.1		1.3%	1.3%
Selling expenses	(23.0)	(23.2)	-0.8%	-30.7%	-27.5%
Administrative expenses	(9.0)	(10.4)	-12.7%	-12.1%	-12.3%
Impairment on trade receivables	0.0	0.1		0.0%	0.1%
Other expenses	(0.2)	(0.3)		-0.2%	-0.3%
Operating profit/(loss)	(2.6)	(7.3)		-3.5%	-8.6%
Finance income	0.2	0.2		0.3%	0.3%
Finance costs	(2.9)	(2.6)		-3.8%	-3.1%
Net exchange rate gains/(losses)	1.3	(0.5)		1.7%	-0.5%
Net finance income/(costs)	(1.4)	(2.8)		-1.8%	-3.4%
Share of profit/(loss) of equity-method investees	0.3	0.5		0.4%	0.6%
Profit/(Loss) before tax	(3.7)	(9.6)		-5.0%	-11.4%
Income tax expense/(benefit)	(0.2)	(0.2)		-0.2%	-0.3%
Profit/(Loss) for the period	(3.9)	(9.8)		-5.2%	-11.6%
Profit/(Loss) attributable to:
Owners of the Company	(3.3)	(9.8)
Non-controlling interests	(0.6)	—

2024 Full Year and Fourth Quarter Results - page 12

Natuzzi S.p.A. and Subsidiaries
Unaudited consolidated statement of profit or loss for the twelve months of 2024 and 2023 on the basis of IFRS-IAS (expressed in millions Euro, except as otherwise indicated)

	Twelve months ended on		Change	Percentage of revenue
	31-Dec-24	31-Dec-23%		31-Dec-24	31-Dec-23
Revenue	318.8	328.6	-3.0%	100.0%	100.0%
Cost of Sales	(203.1)	(215.8)	-5.9%	-63.7%	-65.7%
Gross profit	115.7	112.9	2.5%	36.3%	34.3%
Other income	4.8	7.1		1.5%	2.2%
Selling expenses	(90.2)	(91.4)	-1.3%	-28.3%	-27.8%
Administrative expenses	(36.0)	(37.6)	-4.3%	-11.3%	-11.4%
Impairment on trade receivables	(0.3)	(0.0)		-0.1%	0.0%
Other expenses	(0.3)	(0.5)		-0.1%	-0.1%
Operating profit/(loss)	(6.3)	(9.5)		-2.0%	-2.9%
Finance income	0.8	0.9		0.3%	0.3%
Finance costs	(10.2)	(9.3)		-3.2%	-2.8%
Net exchange rate gains/(losses)	0.6	(0.1)		0.2%	0.0%
Net finance income/(costs)	(8.8)	(8.5)		-2.8%	-2.6%
Share of profit/(loss) of equity-method investees	0.4	2.9		0.1%	0.9%
Profit/(Loss) before tax	(14.7)	(15.1)		-4.6%	-4.6%
Income tax expense	(0.7)	(1.1)		-0.2%	-0.3%
Profit/(Loss) for the period	(15.4)	(16.2)		-4.8%	-4.9%
Profit/(Loss) attributable to:
Owners of the Company	(15.2)	(16.1)
Non-controlling interests	(0.2)	(0.1)

Natuzzi S.p.A. and Subsidiaries
Unaudited consolidated statements of financial position (condensed) on the basis of IFRS-IAS (Expressed in millions of Euro)

	31-Dec-24	31-Dec-23
ASSETS
Non-current assets	175.6	188.6
Current assets	143.4	149.7
TOTAL ASSETS	319.0	338.3

EQUITY AND LIABILITIES
Equity attributable to Owners of the Company	54.0	68.9
Non-controlling interests	4.2	4.3
Non-current liabilities	102.5	110.4
Current liabilities	158.3	154.7
TOTAL EQUITY AND LIABILITIES	319.0	338.3

2024 Full Year and Fourth Quarter Results - page 13

Natuzzi S.p.A. and Subsidiaries
Unaudited consolidated statements of cash flows (condensed)
(Expressed in millions of Euro)	31-Dec-24	31-Dec-23

Net cash provided by (used in) operating activities	1.7	3.2

Net cash provided by (used in) investing activities	(4.3)	(7.9)

Net cash provided by (used in) financing activities	(12.8)	(15.7)

Increase (decrease) in cash and cash equivalents	(15.4)	(20.4)

Cash and cash equivalents, beginning of the year	31.6	52.7

Effect of movements in exchange rates on cash held	0.8	(0.8)

Cash and cash equivalents, end of the period	17.0	31.6

For the purpose of the statements of cash flow, cash and cash equivalents comprise the following:
(Expressed in millions of Euro)	31-Dec-24	31-Dec-23
Cash and cash equivalents in the statement of financial position	20.3	33.6
Bank overdrafts repayable on demand	(3.3)	(2.0)
Cash and cash equivalents in the statement of cash flows	17.0	31.6

*****

CONFERENCE CALL

The Company will host a conference call on Thursday, April 24, 2025, at 12:00 p.m. (noon) U.S. Eastern time (6.00 p.m. Italy time, or 5.00 p.m. UK time) to discuss financial information.

To join live the conference call, interested persons will need to either:

i)
dial-in the following number:

Toll/International: +1-412-717-9633, then passcode 39252103#,

or

ii)
click on the following link:

https://www.c-meeting.com/web3/join/3PQUFXRW48XTKQ

to join via video. Participants also have the option to listen via phone after registering to the link.

*****

2024 Full Year and Fourth Quarter Results - page 14

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

Certain statements included in this press release constitute forward-looking statements within the meaning of the safe harbor provisions of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, as amended. These statements may be expressed in a variety of ways, including the use of future or present tense language. Words such as “estimate,” “forecast,” “project,” “anticipate,” “likely,” “target,” “expect,” “intend,” “continue,” “seek,” “believe,” “plan,” “goal,” “could,” “should,” “would,” “may,” “might,” “will,” “strategy,” “synergies,” “opportunities,” “trends,” “ambition,” “objective,” “aim,” “future,” “potentially,” “outlook” and words of similar meaning may signify forward-looking statements. These statements involve inherent risks and uncertainties, as well as other factors that may be beyond our control. The Company cautions readers that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Such factors include, but are not limited to: effects on the Group from competition with other furniture producers, material changes in consumer demand or preferences, significant economic developments in the Group’s primary markets, the Group’s execution of its reorganization plans for its manufacturing facilities, significant changes in labor, material and other costs affecting the construction of new plants, significant changes in the costs of principal raw materials and in energy costs, significant exchange rate movements or changes in the Group’s legal and regulatory environment, including developments related to the Italian Government’s investment incentive or similar programs, the duration, severity and geographic spread of any public health outbreaks (including the spread of any future epidemic), consumer demand, our supply chain and the Company’s financial condition, business operations and liquidity, the geopolitical tensions and market uncertainties resulting from the ongoing armed conflict between Russia and Ukraine and the Israel-Hamas war, the inflationary environment and potential increases in interest rates, as well as protectionist trade policies, tariffs and related retaliatory measures. The Company cautions readers that the foregoing list of important factors is not exhaustive. When relying on forward-looking statements to make decisions with respect to the Company, investors and others should carefully consider the foregoing factors and other uncertainties and events. Additional information about potential factors that could affect the Company’s business and financial results is included in the Company’s filings with the U.S. Securities and Exchange Commission, including the Company’s most recent Annual Report on Form 20-F. The Company undertakes no obligation to update any of the forward-looking statements after the date of this press release.

Use of Non-GAAP Measures

This press release discusses Net Financial Position, which is a non-IFRS measure used by management internally and constitutes a non-GAAP financial measure defined in accordance with US Securities and Exchange Commission rules and regulations. We believe that Net Financial Position provides useful and relevant information regarding our performance and our ability to assess our financial performance and financial position.

About Natuzzi S.p.A.

Founded in 1959 by Pasquale Natuzzi, Natuzzi S.p.A. is one of the most renowned brands in the production and distribution of design and luxury furniture. As of December 31, 2024, Natuzzi distributes its collections worldwide through a global retail network of 630 monobrand stores and 650 galleries. Natuzzi products embed the finest spirit of Italian design and the unique craftmanship details of the “Made in Italy”, where a predominant part of its production takes place. Natuzzi has been listed on the New York Stock Exchange since May 13, 1993. Committed to social responsibility and environmental sustainability, Natuzzi S.p.A. is ISO 9001 and 14001 certified (Quality and Environment), ISO 45001 certified (Safety on the Workplace) and FSC® Chain of Custody, CoC (FSC-C131540).

For information:

Natuzzi Investor Relations

Piero Direnzo | tel. +39 080-8820-812 | pdirenzo@natuzzi.com

Natuzzi Corporate Communication

Giancarlo Renna (Communication Manager) | tel. +39. 342.3412261 | grenna@natuzzi.com

Barbara Colapinto | tel. +39 331 6654275 | bcolapinto@natuzzi.com

2024 Full Year and Fourth Quarter Results - page 15

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

NATUZZI S.p.A.
(Registrant)

Date:	APRIL 23, 2025	By:	/s/ Pasquale Natuzzi
Pasquale Natuzzi